February 22, 2010

VIA EDGAR CORRESPONDENCE

Ms. Sandy Eisen
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
100 F St., N.E.
Washington, D.C.  20549-4628

Re:       Darling International Inc.
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed March 4, 2009
Form 10-Q for the Fiscal Quarter Ended October 3, 2009,
Filed November 12, 2009
Response letter dated December 1, 2009
File No. 1-13323

Dear Ms. Eisen:

This letter is to confirm our telephone conversation on February 22, 2010, in which I requested an extension of the ten business days given to Darling International Inc. (the “Company”) for responding to your comment letter of February 5, 2010 (the “Comment Letter”).  In our telephone conversation, you advised that the Division of Corporation Finance will grant an extension of the deadline for the Company’s submission of its response letter to Wednesday, March 3, 2010.  The Company’s response will include pages from its Form 10-K for the Fiscal Year Ended January 2, 2010, marked to demonstrate the Company’s responses to the Comment Letter.

Thank you very much for granting an extension of the original deadline for response to the Comment Letter.

Sincerely,

/s/ Mary R. Korby

Mary R. Korby

cc: John F. Sterling